430 North McCarthy Boulevard
Milpitas, CA 95035 USA

Tel 408.546-5000
Fax 408 546-4300
www.jdsu.com

FOIA Confidential Treatment of Limited Portions

Requested by JDS Uniphase Corporation, pursuant to

Rule 83 (17 C.F.R. § 200.83)

July 2, 2010

Mr. Dennis Hult

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDS Uniphase Corporation

Form 10-K for the fiscal year ended June 27, 2009

Filed August 24, 2009

File No. 000-22874

CC: Ms. Julie Sherman, Accounting Review

Dear Mr. Hult:

This letter responds to the above referenced letter to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the year ended June 27, 2009 filed on August 24, 2009, with the Securities and Exchange Commission (the “Commission”). The comments of the staff of the Commission (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

The Company has requested confidential treatment with respect to certain portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. Such portions of this response have been omitted and filed separately with the Commission. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

We have attached responses to the comments to this letter. With this letter, we acknowledge that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2. The Commission comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We wish to cooperate in this matter. Please contact me should you have any further questions, comments, or concerns.

Sincerely,

/s/ Dave Vellequette
Dave Vellequette Executive Vice President and Chief Financial Officer

Attachments:

1. Responses to comment letter dated June 17, 2010

Re:	JDS Uniphase Corporation
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Mr. Hult:

This letter responds to your comment letter dated June 17, 2010 (the “Comment Letter”), to Mr. David Vellequette, Executive Vice President and Chief Financial Officer of JDS Uniphase Corporation (the “Company” or “We”), regarding the above referenced filing with the Securities and Exchange Commission (the “Commission”). The comments of the Commission staff (the “Staff”) and the Company’s response to each of the items included in the comment are presented below.

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Item 9A. Controls and Procedures, page 146

1.	We see that you determined that your disclosure controls and procedures and internal control over financial reporting were effective as of June 27, 2009, June 28, 2008, and June 30, 2007. Please tell us how these internal control deficiencies which led to the out of period adjustments identified during fiscal 2009 and 2008 impact your prior conclusions that internal control over financial reporting and disclosures controls and procedures were effective. Further, please also tell us how the identification of these internal control deficiencies which led to the out of period adjustments impacted your current assessment of disclosure controls and procedures and internal control over financial reporting.

Company Response:

On an annual basis the Company evaluates all unremediated deficiencies, individually and in the aggregate, for the impact on the Company’s assessment of disclosure controls and procedures and internal control over financial reporting. Based upon the analysis performed for each of the fiscal year 2009, 2008, and 2007, we determined that the internal control over financial reporting and disclosures controls and procedures for each of the respective fiscal years were effective. Our conclusions are disclosed in each respective fiscal year’s 10-K filing and are appropriate based upon the facts available at the point in time in which the analysis was performed. As part of our assessment process in fiscal 2009, 2008 and 2007, all internal control deficiencies which led to the out of period adjustments were evaluated, individually and in the aggregate, for the impact on the Company’s disclosure controls and procedures and internal control over financial reporting. The Company performed the following:

•

All internal control deficiencies which led to the out of period adjustments identified during the course of each fiscal year were posted to a Summary of Aggregated Deficiencies (SAD) until remediated, at which point they were removed. The SAD consisted of all deficiencies identified for a particular fiscal year, including those which did not relate to out of period adjustments.

•	All deficiencies on the SAD were evaluated to determine the severity of the deficiency, both on an individual and an aggregate basis.

•	All deficiencies on the SAD were evaluated to identify themes or trends common to two or more deficiencies for purposes of aggregation.

•	Taking into consideration the above, the Company concluded whether the severity of each deficiency, individually and in aggregate, constituted a significant deficiency or material weakness.

•

The Company presented management’s findings from the assessment of disclosure controls and procedures and internal control over financial reporting to the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) on a quarterly and annual basis. In each instance, the Audit Committee reviewed and approved the Company’s assessment.

As described above, the Company, including senior management and the Company’s Audit Committee, thoroughly evaluated the severity of the deficiencies to determine whether the deficiencies, individually or in combination, were a significant deficiency or material weakness. As part of the Company’s evaluation of the severity of the internal control deficiencies the Company considered the magnitude of the potential misstatement and whether there was a reasonable possibility that the Company’s controls would fail to prevent, or detect and correct a misstatement of an account balance or disclosure. In determining whether the deficiencies should be considered a deficiency, significant deficiency or a material weakness, the Company considered the following indicators of a material weakness:

•	Whether the deficiencies were indications of fraud on the part of senior management.

•	Whether the deficiencies resulted in a restatement of previously issued financial statements to reflect the correction of a material misstatement due to [***] or fraud.

•	Whether the deficiencies were identified by the auditor under circumstances that indicate that the misstatement would not have been detected by the entity’s internal control.

•	Whether the deficiencies were the result of ineffective oversight of the company’s financial reporting and internal control by those charged with governance.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

The Company determined that none of the indicators of a material weakness listed above were applicable to the deficiencies identified in each of fiscal 2009, 2008, and the fourth quarter of fiscal 2007. As noted in our response dated April 23, 2010, we performed a detailed analysis on the impact of the out of period adjustments and originating [***] on the financial measures most important to investors and analysts, concluding that from both a quantitative and qualitative perspective, the impact of the out of period adjustments and originating [***] were not material to fiscal 2009, 2008, and 2007. Please see below the net impact of out of period adjustments to revenue, operating loss and net loss on a full fiscal year basis for fiscal 2009, 2008, and 2007:

	Revenue			Income / (Loss) from Operations			Net Income (Loss)
	Balance as reported	Out of Period Adjustments		Balance as reported	Out of Period Adjustments		Balance as reported	Out of Period Adjustments
	$ million	$ million	%	$ million	$ million	%	$ million	$ million	%
Fiscal 2009 - Out of Period Adjustments	1,294.4	0.0	0.0%	(903.2)	(0.6)	0.1%	(866.4)	(0.6)	0.1%
Fiscal 2008 - Out of Period Adjustments	1,530.1	(1.1)	-0.1%	(133.0)	3.1	-2.3%	(21.7)	2.1	-9.7%
Fiscal 2007 - Out of Period Adjustments	1,396.8	0.0	0.0%	(119.2)	(3.9)	3.3%	(26.3)	(1.5)	5.7%

The most significant out of period adjustment was related to certain [***] of accruals for accounts payable and accrued liabilities identified in fiscal 2008, referred to “Adjustment # 8” in our response dated May 28, 2010. We noted that the [***] accumulated over time as a result of a systematic breakdown in the review process of the certain accounts payable and accrued liability accounts. Accordingly, the Company put into place a more stringent review procedure involving a secondary review process by both the AP Manager and Shared Services Accounting Manager. Additionally, the Company replaced the individual who was responsible for reviewing the accounts. Despite the ostensible breakdown in the review process prior to the detection of the [***], the Company had complimentary controls in place, such as the financial line item review process, which would detect any material [***] impacting the financial statements. This is in line with the analysis disclosed in our response dated May 28, 2010, in which we determined the impact of the adjustment to be not material to the impacted fiscal years from a quantitative and qualitative perspective. This further supports our conclusions regarding the severity of the deficiencies and our determination that there were no material weaknesses in each of fiscal 2009, 2008, or in the fourth quarter of 2007.

With regards to our current year assessment, we have not identified any out of period adjustments or originating [***] in fiscal 2010. Further all internal control deficiencies which led to the out of period adjustments recorded in fiscal 2009, 2008, and 2007 have been remediated as of the date of this letter. As such, they are no longer included on our current SAD and do not have any impact on our current assessment of disclosure controls and procedures and internal control over financial reporting for fiscal 2010.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).

Form 10-K for the Year ended June 27, 2009

Financial Statements, page 73

Item 9A. Controls and Procedures, page 146

2.	In this regard, we noted that you disclose that there were no changes in your internal control over financial reporting during each of the quarterly periods within the years ended June 27, 2009 and June 28, 2008 that have materially affected the Company’s internal control over financial reporting. In addition, we noted that you have not identified any material weaknesses during 2009 and 2008 fiscal periods. However, we noted from your responses that it appears you have made certain changes to strengthen your controls, including hiring a new Controller and supporting accounting staff, and added new controls surrounding your quarterly close process. Please specifically tell us what changes you have made to your internal controls to reduce the internal control deficiencies which led to your out of period adjustments and tell us how you considered these changes in preparing the disclosures required by Item 308(c) of Regulation S-K in each form 10-K and Form 10-Q for fiscal 2009 and 2008. Further, tell us if you have identified any material weaknesses in conjunction with the out of period adjustments identified in each of the past three years.

Company Response:

As required by the rules and regulations of the Commission, the Company assesses the changes made to internal control over financial reporting on an annual and quarterly basis in accordance with Item 308(c) of Regulation S-K. In all instances where changes were made to our internal control over financial reporting which materially affected, or were reasonably likely to materially affect our internal control over financial reporting, we disclosed such changes in the annual or quarterly filing of the period in which the change occurred.

As noted by the Staff in its comment, we concluded in our quarterly and annual filings for fiscal 2009 and 2008 that no material changes were made to our internal control over financial reporting, which were operating as designed. We noted in our response dated May 28, 2010, that the Company has continued to strengthen its accounting processes and internal controls, including the transition to a new Corporate Controller in June 2009. In fiscal 2007 the Company made significant enhancements to its internal control over financial reporting in an effort to remediate material weaknesses identified in periods prior to and through fiscal 2007. As disclosed in the fiscal 2007 10-K, the Company made material changes affecting internal control over financial reporting, most notably the addition of key accounting personnel including a Global Corporate Controller, a Director of Technical Accounting and SEC Reporting and a Technical Accounting Manager, which was disclosed in the quarterly and annual filings in which they occurred. Further the Company improved the design of controls at newly acquired sites, enhanced the account reconciliation review processes, and introduced revenue recognition training for key finance and sales personnel, all of which were largely due to the influence of the additions made to our personnel. Refer to Form 10-K for the fiscal year ended June 30, 2007, Item 9A. filed on August 29, 2007 for further details.

The Company believes that the addition of key accounting personnel in fiscal 2007 and prior periods resulted in a continued focus on performing internal control over financial reporting at a higher level of precision. Subsequent to fiscal 2007, as part of the normal course of operations the Company continued to hire experienced accounting personnel in both management and staff level positions to further strengthen accounting processes and internal controls. As such, the out of period adjustments recorded in fiscal 2009 and 2008 were identified as a result of a more stringent control environment and review process implemented by the aforementioned additions to management. The influence of the additions to management continued to improve the precision at which the controls and review procedures in the financial reporting process were performed in each of fiscal 2009, 2008 and the fourth quarter of 2007. The Company believes that this is demonstrated by the trend in originating [***] over the past three fiscal years, which has declined in size and impact on key financial measures year over year, further demonstrating the impact of the additions to management. As noted in the table below, in aggregate there has been no net impact of originating [***] to revenue, operating loss or net loss on a full fiscal year basis since fiscal 2007:

	Revenue			Income / (Loss) from Operations			Net Income(Loss)
	Balance as reported	Originating Error		Balance as reported	Originating Error		Balance as reported	Originating Error
	$ million	$ million	%	$ million	$ million	%	$ million	$ million	%
Fiscal 2009 - Originating Errors	1,294.4	0.0	0.0%	(903.2)	0.0	0.0%	(866.4)	0.0	0.0%
Fiscal 2008 - Originating Errors	1,530.1	0.0	0.0%	(133.0)	0.0	0.0%	(21.7)	0.0	0.0%
Fiscal 2007 - Originating Errors	1,396.8	0.0	0.0%	(119.2)	(1.9)	1.6%	(26.3)	(1.5)	5.7%

In accordance with Items 3-07 and 3-08 of Regulation S-K, the Company has disclosed the conclusions of its principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures based on their evaluation of these controls and procedures. In each of the quarters and the fiscal years since 2007 the Company has concluded that none of the changes it has made to its internal controls rise to the level of materially affecting or reasonably likely to materially affect its internal control over financial reporting. Additionally, as discussed in response to the first Staff comment above, the Company does not believe that the internal control deficiencies result in a reasonable possibility that a material misstatement would not be prevented, or detected and corrected on a timely basis. As such the Company, including senior management and the Audit Committee, concluded that the internal control deficiencies did not represent a material weakness. In each of the Company’s Annual Report on Form 10-K, the Company disclosed that it had concluded that, as of June 27, 2009 and June 28, 2008, its internal control over financial reporting was effective. In addition, the Company’s auditor also provided an unqualified audit report on the Company’s internal control over financial reporting for each of the relevant periods. Accordingly, we believe our disclosures in our quarterly and annual filings in fiscal 2009 and 2008 are in accordance with Item 308(c) of Regulation S-K.

Further, as discussed above in our response to the Staff’s first comment, the Company concluded that the out of period adjustments recorded and originating [***] identified in fiscal 2009, 2008, and the fourth quarter of 2007 did not result in a material weakness.

[* * *] CONFIDENTIAL TREATMENT REQUESTED BY JDS UNIPHASE CORPORATION, PURSUANT TO RULE 83 (17 C.F.R. §200.83).